[redacted]

* 3/12/14
KN

14046907

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northland Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 South 7th Street, Suite 2000
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Nitzsche 612-851-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/21/14

OATH OR AFFIRMATION

I, Randy Nitzsche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northland Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

BEVERLY LAWLESS
Notary Public
Minnesota
My Commission Expires January 31, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHLAND SECURITIES, INC.

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended December 31, 2013 and 2012

NORTHLAND SECURITIES, INC.

Table of Contents

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northland Securities, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Northland Securities, Inc. as of December 31, 2013 and 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northland Securities, Inc. as of December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 26, 2014

STATEMENTS OF FINANCIAL CONDITION

December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 1,148,751	$ 1,544,468
Clearing deposit	250,000	250,000
Receivable from clearing organization	8,512,166	1,038,705
Securities inventory	7,094,701	11,311,994
Investment securities	498,658	546,277
Receivables, net of allowance	2,866,714	2,178,287
Property and equipment, at cost, less accumulated depreciation	1,349,100	1,662,439
Intangible assets, at cost, less accumulated amortization	-	1,522
Receivable from affiliates	57,843	195,982
Income taxes receivable	24,704	705,066
Deferred income taxes	128,350	200,025
Other assets	538,277	590,751
TOTAL ASSETS	$ 22,469,264	$ 20,225,516
LIABILITIES		
Accounts payable, trade	$ 700,067	$ 355,755
Capital lease liability	286,594	460,823
Accrued expenses	5,761,941	4,768,689
Payable to affiliates	14,800	-
Deferred income taxes	565,100	616,300
Income taxes payable	164,658	-
Securities sold, not yet purchased	19,799	256,794
TOTAL LIABILITIES	7,512,959	6,458,361
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 102,000 shares	1,020	1,020
Additional paid-in capital	14,668,008	14,668,008
TOTAL CAPITAL CONTRIBUTED	14,669,028	14,669,028
RETAINED EARNINGS (DEFICIT)	287,277	(901,873)
TOTAL STOCKHOLDER'S EQUITY	14,956,305	13,767,155
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 22,469,264	$ 20,225,516

See Notes to Financial Statements

NOTES TO THE FINANCIAL STATEMENTS

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies

Nature of business – Northland Securities, Inc. (the Company) is principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. The Company is a wholly owned subsidiary of Northland Capital Holdings, Inc. (Holdings). The Company shares its facilities and certain other operating expenses and personnel with other wholly owned subsidiaries of Holdings including Northland Trust Services, Inc. (Trust), Northland Networks, Inc. and subsidiary (Networks) and Northland Directions, Inc. (Directions). These affiliated companies provide various financial services including consulting, commercial lending, placement agent, and paying agent services to institutional investors, businesses and government agencies.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States; however, most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

Financial instruments with off-balance sheet risk:

Off-balance-sheet credit and market risk – In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Concentrations of credit risk – As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)**

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Receivable from clearing organization – Clearing firm receivable includes commissions on trades processed by the clearing firm, which are recorded on a trade date basis. These commissions receivable are paid to the Company as requested.

Receivable - Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms which require payment within 30 to 90 days from the invoice date depending on the service provided. Past due accounts receivable with invoice dates over the days allowed for collection are not charged interest.

Payments of accounts receivable from customers are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable may be reduced by a valuation allowance that reflects management's best estimate of the balances that will not be collected. Management's estimate of valuation allowance, if any, are based on accounts receivable balances that exceed 60 days past due and an assessment of the current creditworthiness for these accounts. Management's allowance for doubtful accounts was $20,000 and zero for the years ended December 31, 2013 and 2012, respectively.

Securities held – Securities inventory, securities sold not yet purchased, and investment securities are valued using level 1 inputs based on unadjusted quoted market prices within active markets, level 2 inputs based primarily on quoted prices for similar assets or liabilities in active or inactive markets and level 3 inputs based on present value techniques using inputs derived principally or corroborated from market data. Values using level 3 inputs were primarily valued using management's assumption about the assumptions market participants would utilize in pricing the asset or liability. Valuation techniques utilized to determine fair value are consistently applied. Changes in the fair values are recognized currently as unrealized gains or losses and included in revenue from principal transactions.

Investment securities – Investments consist principally of equity securities (or equity equivalents in the case of warrants) in both private and publicly held companies. Equity securities are primarily obtained in addition to a cash fee from investment banking transactions. Equity positions in publicly held companies which are unrestricted (free to exercise in the case of warrants) are accounted for at fair value. Equity positions in publicly held companies which are restricted and not available to be exercised as of the financial statement date are accounted for at fair value and classified as restricted. Equity securities in privately held companies are classified as restricted investments and generally accounted for at cost or the most recent round of financing if less than cost, which management believes represents fair market value.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)**

When the fair value of an investment security is lower than cost, the Company evaluates the security to determine whether the impairment is considered to be "other-than-temporary". In making this determination, the Company considers among other factors the near and long term prospects of the security's issuer and the length of time the security has been in a loss position. If the impairment is considered other-than-temporary the charge is recorded in the statement of operations.

Investment banking – Underwriting revenues and fees from advisory assignments are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement.

In the normal course of investment banking activities, the Company may receive securities, stock or warrants of the company, for which services have been performed. The Company recognizes revenue based on the estimated fair value of the securities received. In addition, certain employees are entitled to receive a portion of the securities received as compensation. The subsequent value of both the securities held and accrued compensation are adjusted to fair value and the changes in value are included in the Statement of Operations in the respective captions of other income and compensation expense. During 2013, the Company recognized $247,579 of noncash investment banking fees and $49,796 of noncash compensation where securities were received.

Security transactions – Commission income and related expenses for security transactions are recognized on a trade date basis.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are measured at fair value and unrealized gains and losses are reflected in revenues from principal transactions.

Property and equipment – Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Intangible assets – Customer based intangibles acquired are recorded at their estimated fair value and amortized over estimated lives of three to five years.

Depreciation and amortization – Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

Assets	Useful Lives
Computer software and equipment	3 to 5 years
Office furniture and fixtures	3 to 7 years
Leasehold improvements	the lesser of the lease term or 7 years

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)

Impairment of long-lived assets – The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charges were recorded for the years ended December 31, 2013 or 2012.

Income taxes – Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income, depreciation and amortization for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions that do not meet the "more likely than not" threshold, a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. It is reasonably possible that the amount of unrecognized tax benefits will increase during the next 12 months; however any potential change is not expected to have a material effect on the results of operations or financial position of the Company. The Company does not believe it has any tax positions at December 31, 2013 that would not meet the "more likely than not" threshold for uncertain tax purposes.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)**

Recently issued pronouncements – In May, 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments in this ASU generally represent clarification of Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards ("IFRS"). The Company has adopted ASU 2011-04 effective January 1, 2012 and this adoption did not have a material impact on the Company's financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

Commitments and contingencies – In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

The Company also enters into underwriting commitments in the normal course of business. Transactions relating to any such underwriting commitments, that were open at December 31, 2013 and have subsequently settled, had no material effect on the statement of financial condition.

Reclassifications – Certain items in the 2012 statement of operations have been reclassified to conform with the 2013 presentation.

Subsequent events policy – Subsequent events have been evaluated through February 26, 2014, which is the date the financial statements were issued.

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(2) Receivable from clearing organization

Amounts receivable from the Company's clearing firm consist of the following:

	December 31, 2013	December 31, 2012
Clearing deposits	$ 250,000	$ 250,000
Commissions receivable	8,512,000	1,039,000
	$ 8,762,000	$ 1,289,000

(3) Securities inventory and securities sold, not yet purchased

The following is a summary of the fair value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2013 and 2012.

December 31, 2013	Securities Available For Sale	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 86,000	$ -
Municipal bonds	6,946,000	-
Corporate debt securities	63,000	20,000
Total	$ 7,095,000	$ 20,000

December 31, 2012	Securities Available For Sale	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 256,000	$ 257,000
Municipal bonds	10,817,000	-
Corporate debt securities	239,000	-
Total	$ 11,312,000	$ 257,000

(4) Property and equipment

The aggregate depreciation and amortization expense was $572,000 and $523,000 for the years ended December 31, 2013 or 2012, respectively. Depreciation of assets under capital lease arrangements is included with depreciation on owned assets.

The following is a summary of property and equipment:

	December 31, 2013	December 31, 2012
Cost of owned property and equipment:		
Computer software and equipment	$ 1,168,000	$ 1,209,000
Furniture and fixtures	711,000	636,000
Leasehold improvements	259,000	251,000
	2,138,000	2,096,000
Less accumulated depreciation	1,127,000	931,000
Net owned property and equipment	1,011,000	1,165,000
Cost property and equipment under capital lease:		
Computer software and equipment	202,000	202,000
Leasehold improvements	894,000	894,000
	1,096,000	1,096,000
Less accumulated depreciation	758,000	599,000
Net property and equipment under capital lease	338,000	497,000
Total property and equipment	$ 1,349,000	$ 1,662,000

(5) Capital lease

The Company had capital lease obligations as of December 31, 2013 and 2012 for the purchase of property and equipment.

	December 31, 2013	December 31, 2012
Capital lease (secured by related assets) expiring on January 31, 2016, payable in aggregate monthly installments of $10,900, including interest of 0%.	$ 273,000	$ 403,000
Capital lease (secured by related asset) expiring on April 1, 2014, payable in aggregate monthly installments of approximately $3,800, including interest of 4.6%.	14,000	58,000
Total capital leases	$ 287,000	$ 461,000

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(5) Capital lease (continued)

Future minimum lease payments under the capital leases are as follows:

Years ending December 31,	Amounts
2014	$ 145,000
2015	131,000
2016	11,000
Total minimum lease payments	287,000
Less amount representing interest	-
Present value of net minimum lease payments	$ 287,000

(6) Investment securities

Cost, fair value and aggregate unrealized gains and losses for investment securities at December 31, 2013 and 2012 are summarized below:

			Unrealized	
	Fair Value	Cost	Gains	Losses
December 31, 2013				
Equities - unrestricted	$ 88,000	$ 724,000	$ -	$ 636,000
Equities - restricted, public	138,000	148,000	-	10,000
Equities - restricted, private	273,000	309,000	-	36,000
Total	$ 499,000	$ 1,181,000	$ -	$ 682,000
December 31, 2012				
Equities - unrestricted	$ 240,000	$ 509,000	$ -	$ 269,000
Equities - restricted, public	145,000	215,000	-	70,000
Equities - restricted, private	161,000	209,000	-	48,000
Total	$ 546,000	$ 933,000	$ -	$ 387,000

(7) Fair value measurements

Fair value measurement definition and hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace, including the existence and transparency of transactions between market participants. Assets and liabilities with readily available quoted prices from an orderly market generally will have a higher degree of market price observability and require a lesser degree of judgment used in measuring fair value.

ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value. The guidance requires the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's perspective on the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The hierarchy consists of three levels as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date (most observable). Valuation adjustments and block discounts are not applied to Level 1 measurements.

Level 2 – observable inputs other than quoted prices for identical assets included within Level 1 (i.e. price quotes for similar assets).

Level 3 – unobservable inputs for the asset or liability to be used in pricing models (i.e. Black-Scholes) or matrix pricing.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

(7) Fair value measurements (continued)

Fair values of assets and liabilities measured on a recurring basis at December 31, 2013 and 2012 are as follows:

December 31, 2013	Fair Value	(Level 1)	(Level 2)	(Level 3)
Securities owned:				
Corporate equity securities	$ 86,000	$ 86,000	$ -	$ -
Municipal bonds	6,946,000	-	6,946,000	-
Corporate debt securities	63,000	-	63,000	-
Investment securities	499,000	28,000	-	471,000
Total assets	$ 7,594,000	$ 114,000	$ 7,009,000	$ 471,000
Securities sold, not yet purchased:				
Corporate debt securities	20,000	-	20,000	-
Total liabilities	$ 20,000	$ -	$ 20,000	$ -
December 31, 2012				
Securities owned:				
Corporate equity securities	$ 256,000	$ 256,000	$ -	$ -
Municipal bonds	10,817,000	-	10,817,000	-
Corporate debt securities	239,000	-	239,000	-
Investment securities	546,000	-	-	546,000
Total assets	$ 11,858,000	$ 256,000	$ 11,056,000	$ 546,000
Securities sold, not yet purchased:				
Corporate equity securities	257,000	257,000	-	-
Total liabilities	$ 257,000	$ 257,000	$ -	$ -

(7) Fair value measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 from those used in 2012.

Corporate equity securities – valued at the closing price reported in the active market the individual security is traded.

Government securities – valued at the closing price reported in the market the individual security is traded.

Municipal bonds and corporate debt securities – valued at the closing price reported in the market the individual or similar bond/security is traded. When quoted prices are not available for identical or similar bonds/securities, it is valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar investments, but includes adjustments for certain risks that may not be observable, such as credit or liquidity risks.

The following table presents a reconciliation of assets and liabilities measured on a recurring basis, using significant unobservable inputs. There were realized losses of zero and $92,000 for the years ended December 31, 2013 and 2012, respectively.

	Using Significant Unobservable Inputs (Level 3)	
	December 31,	
	2013	2012
Beginning Balance	$ 546,000	$ 1,281,000
Total gains or losses (unrealized/realized)		
Included in earnings	(283,000)	(404,000)
Purchases	248,000	282,000
Settlements	-	(613,000)
Transfers in and/or out of Level 3	(40,000)	-
Ending balance	$ 471,000	$ 546,000
Change in unrealized gains or losses for the period included in earnings for assets held at the end of reporting date	(283,000)	(203,000)
	$ (283,000)	$ (203,000)

For the year ended December 31, 2013, transfers from level 3 into level 1 included $40,000 of publicly traded stock based on expiration of lock-up restrictions. All transfers are assumed to occur at the beginning of the reporting period.

(7) **Fair value measurements (continued)**

The assets and liabilities measured using unobservable inputs are predominantly warrants of public companies not traded on the open market received as additional revenue for investment banking services performed. The Company uses the Black-Scholes Option Pricing Model for valuation purposes, which uses a risk-free rate of return, volatility of the underlying security and the expected terms of the warrants as significant inputs, among other factors. An additional discount is taken on restricted investment securities until the restriction period expires. At December 31, 2013 the range of estimated warrant terms ranged from 0.25 to 5.01 years, risk free rates ranged from 0.13% to 1.75% and the volatility rate ranged from 50% to 88%. At December 31, 2012 the estimated ranges for warrant terms, risk free rate and volatility was 2.44 to 4.63 years, 0.36% to 0.72% and 50% to 133%, respectively. Weighted averages are shown below.

	December 31,	
	2013	2012
Estimated term	3.9	3.7
Risk-free interest rate	1.6	0.62
Volatility rate	81.3	99.4

(8) **Income tax expense**

The components of the provision for federal and state income taxes are as follows:

	Years Ended December 31,	
	2013	2012
Current income taxes		
Federal income taxes	$ 564,000	$ (68,000)
State and local income taxes	208,000	10,000
Total current income tax expense	772,000	(58,000)
Deferred income taxes		
Deferred tax asset	71,000	332,000
Deferred tax liability	(51,000)	260,000
Total deferred income tax (benefit) expense	20,000	592,000
Total income tax (benefit) expense	$ 792,000	$ 534,000
Deferred tax asset	$ 128,000	$ 200,000
Deferred tax liability	(565,000)	(616,000)
Net deferred taxes	$ (437,000)	$ (416,000)

The Company files a consolidated tax return with Holdings, Networks, Directions and Trust. The tax expense or benefit is allocated to each of the companies based on each company's proportionate share of the total income of the group. Taxes currently payable are due to Holdings. The Company reimbursed Holdings zero and $650,000 during the years ending December 31, 2013 and 2012 respectively, for its share of taxes payable.

(8) **Income tax expense (continued)**

Unrecognized tax benefits are the differences between a tax position taken, or expected to be taken in a tax return, and the benefit recognized for accounting purposes pursuant to accounting guidance.

The total amount of unrecognized tax benefits, if recognized, would affect the effective tax rate by zero for both December 31, 2013 and 2012. Currently, the Company does not expect the liability for unrecognized tax benefits to change significantly in the next twelve months. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense. As of December 31, 2013, there is no gross balance accrued related to the unrecognized tax benefits balance, interest and penalties.

Holdings files tax returns, including returns for its subsidiaries, in the United States (U.S.) federal jurisdiction and in various state jurisdictions. In addition, the Company files separate state tax returns in those jurisdictions where it is required to do so. Uncertain tax positions are related to tax years that remain subject to examination. The Company's federal and state tax returns are generally open for examination for three years after the date of filing, including extensions.

(9) **Commitments**

The Company conducts its operations in leased facilities. The leases have varying terms expiring through February 2018. The lease agreements provide for monthly rental payments ranging between $4,000 and $42,000, plus a proportionate share of the building's operating expenses. Rent expensed under these arrangements was $1,151,000 and $1,117,000 for the years ended December 31, 2013 and 2012, respectively.

The Company is obligated under operating leases for office and computer equipment. The leases have varying terms expiring through April 2017. Aggregate payments under these leases amount to $8,000 per month. Rent expensed under these arrangements was $95,000 and $69,000 for the years ended December 31, 2013 and 2012, respectively.

Future minimum lease payments which must be made under non-cancellable lease agreements are:

Years Ending December 31,	Amounts
2014	$ 1,155,000
2015	1,066,000
2016	1,057,000
2017	695,000
2018 and thereafter	90,000
Total minimum lease payments	$ 4,063,000

Subsequent to year end, the Company entered into two additional leases for office space in New York and California. The thirty-six month lease in New York begins in March 2014 at an average basic rent of approximately $27,000 per month and the twelve month lease in California begins in February of 2014 at a basic rent of approximately $2,600 per month. These payments are included in the schedule of future minimum lease payments above.

(10) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(11) Related party transaction

Networks, Trust and Directions are affiliates of the Company through common ownership by Holdings. The Company received a management fee totaling $60,000 and $63,000 from Networks in years ending December 31, 2013 and 2012, respectively. In addition, the Company handles the payment of all salaries for the related companies. The affiliates reimburse the Company for the direct compensation and other direct costs as incurred.

The Company has the following receivables from its affiliates at year end:

	December 31,	
	2013	2012
Networks	$ 42,000	$ 97,000
Trust	16,000	20,000
Holdings	-	79,000
	$ 58,000	$ 196,000

The Company has the following payables to its affiliates at year end:

	December 31,	
	2013	2012
Holdings	$ 15,000	$ -
	$ 15,000	$ -

The Company makes advances and loans to various employees during the year. The total amount due from employees at December 31, 2013 and 2012 was $912,000 and $1,386,000 respectively and is included in the statement of financial position under the caption "Receivables". Employee advances are reported net of management allowance for amounts estimated as either not collectible or forgivable based on the terms of the advance.

(12) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital and net capital requirements of $9,317,000 and $500,000, respectively. The Company's net capital ratio was 0.80 to 1.

(13) Employee benefit plan

The Company has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan the first of the month following thirty days of employment. The Company has not provided a matching contribution through 2013.

(14) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended December 31,	
	2013	2012
Cash received: interest	$ 447,000	$ 523,000
Cash received: taxes	$ 25,000	$ 23,000
Cash received: related party for taxes	$ 99,000	$ -
Cash paid: interest	$ 42,000	$ 262,000
Cash paid: taxes	$ -	$ 32,000
Cash paid: related party for taxes	$ -	$ 650,000